UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)



                       Alliance Bancorp, Inc.
                          (Name of Issuer)

               Common Stock, par value $0.01 per share
                   (Title of Class of Securities)

                            01852J-10-5
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          February 11, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


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



CUSIP No.  01852J-10-5


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                The Midwest Bank Fund II, L.P.

2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      19,500 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         19,500 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    19,500 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.4%

14  Type of Reporting Person*
    PN



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



CUSIP No.  01852J-10-5


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      17,803 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         17,803 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    17,803 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.3%

14  Type of Reporting Person*
    PN



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



CUSIP No.  01852J-10-5


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      54,571 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         54,571 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    54,571 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.0%

14  Type of Reporting Person*
    PN



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



CUSIP No.  01852J-10-5


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      18,898 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         18,898 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    18,898 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.4%

14  Type of Reporting Person*
    PN



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



CUSIP No.  01852J-10-5


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      63,402 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         63,402 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    63,402 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    1.2%

14  Type of Reporting Person*
    PN


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



    This Amendment No. 2 amends and supplements the Schedule 13D filed on November 18, 1996 (collectively the "Schedule 13D") by The Midwest Bank Fund II, L.P. ("BF II"), Banc Fund III L.P. ("BF III"), Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV") and Banc Fund IV Trust ("T IV") with respect to the Common Stock, par value $0.01 per share, of Hinsdale Financial Corporation ("HNFC"). BF II, BF III, T III, BF IV, and T IV collectively called the "Funds". On February 11, 1997 HNFC announced that its merger with Liberty Bancorp, Inc. had been completed through the merger of HNFC into the newly formed company Alliance Bancorp ("ACBL"). The purpose of this Amendment is to report a decrease of more than 1% in the percentage of the outstanding shares of Common Stock of ABCL beneficially owned by BF II, BF III, T III, BF IV and T IV. This percentage decrease is the result of the merger with Liberty Bancorp and the formation of ABCL.

Item 2.   Identity and Background

  (a) This statement is filed by BF II, BF III, T III, BF IV, and T IV. BF II, BF III and BF IV are Illinois limited partnerhsips. The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (b) The general partner of BF II is MidBanc II, L.P. ("MidBanc II"), whose principal business is to be a general partner of BF II. The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. MidBanc II, III and IV are Illinois limited partnerships.

  (c) The general partner of MidBanc II is ChiCorp Management II, Inc. ("Management II"), whose principal business is to be a general partner of MidBanc II. The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management II, III, and IV are Illinois corporations.

  (d) The executive officers and directors of Management II, III and IV are the same and are composed of:

     Name and                                    Offices in
Present Principal                               Management II,
    Occupation                                    III and IV
-----------------                               ---------------

John A. Wing                                    Vice President
Chairman and Chief Executive Officer             and Director
ABN AMRO Chicago Corporation

Wilbert A. Thiel                                Treasurer and
President/Treasurer,                               Director
Chief Operating Officer and Director,
ABN AMRO Chicago Corporation

Perry L. Taylor, Jr.                            Secretary and
Executive Vice President, Secretary,               Director
General Counsel ABN AMRO Chicago Corporation

Charles J. Moore                                President and
Manager, BF II,  BF III, T III,                    Director
BF IV, and T IV

  ABN AMRO Chicago Corporation is an investment services firm and is registered as a broker/dealer in securities.

  (e) The sole stockholder of BF II, III, IV and ABN AMRO Chicago Corporation

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



is ABN AMRO Capital Markets Holding, Inc.

  (f) The investment manager of T III and T IV is ABN AMRO Chicago Corporation.

  (g) Investment decisions by BF II require the approval of such Fund's Investment Committee. The Investment Committee of BF II is composed of the following persons:

Name and Present Principal                      Business
       Occupation                                Address
--------------------------                     -----------

James F. Ackerman                           8910 Purdue Road
Chairman and Chief Executive                Indianapolis, IN
Officer, Cardinal Communications            46268
cable television operation

Richard A. Heise                            440 S. LaSalle St.
Real estate owner, developer and            Chicago, IL 60605
venture capitalist

Paul R. Judy                                14 Country Lane
Corporate Director and adviser              Northfield, IL 60093

  (h) The address of the principal business and principal office of BF II, BF III, T III, BF IV, T IV, MidBanc II, MidBanc III, MidBanc IV, Management III, Management IV, and ABN AMRO Chicago Corporation and the business address of each of the persons named in paragraph (d) is 208 S. LaSalle Street, Chicago, IL 60604.

  (i) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (j) Each of the persons named in paragraphs (d) and (g) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $3,882,243 from the capital of the Funds has been used in making purchases of 174,174 shares of Common Stock.

Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of ABCL reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of ABCL or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 174,174 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 3.3% of the Common Stock of ABCL outstanding as of February 11, 1997. Of said shares, 19,500 shares of Common Stock are beneficially owned by BF II (0.4% of the outstanding shares), while 17,803 shares of Common Stock are beneficially

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owned by BF III (0.3% of the outstanding shares),  while 54,571 shares of Common
Stock are beneficially owned by T III (1.0% of the outstanding shares), while 18,898 shares of Common Stock are beneficially owned by BF IV (0.4% of the outstanding shares), and 63,402 shares of Common Stock are beneficially owned by T IV (1.2% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of ABCL are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On February 11, 1997, the Funds' ownership of shares of Common Stock of ABCL declined from 6.5% to 3.3% of the adjusted outstanding shares of said class as a result of the merger of HNFC into ABCL. The Funds have not purchased or sold Common Shares in the prior 60 days to this filing.



Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None


Item 7.  Material to be filed as exhibits.

                          None


Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 1997

THE MIDWEST BANK FUND II, L.P.
By MIDBANC II, L.P.,
   general partner
By CHICORP MANAGEMENT II, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President






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



BANK FUND III TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President

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